FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated May 12, 2004, titled, “Repsol YPF Posts Euro 520 Million First Quarter Profit.”

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Number of pages: 6

Madrid, 12 May 2004

FIRST QUARTER 2004 INCOME STATEMENT PREVIEW

REPSOL YPF POSTS EURO 520 MILLION FIRST
QUARTER PROFIT

•                  Net income up 26% quarter-on-quarter

•                  Oil and gas production rises 12%

•                  Gas production up 28%

•                  Financial costs drop 31%

Repsol YPF net reported income in first quarter 2004 was Euro 520 million, 26.2% higher than in the last quarter of 2003, but 22.6% lower than in the same period a year earlier.  Performance was negatively affected by the euro´s revaluation against the dollar, which averaged 16.5% year-on-year, and 5.1% quarter-on-quarter; and a 19% higher corporate tax rate.  If expressed in dollars, net income in first quarter 2004 would have risen 30.3% from the fourth quarter last year.

Operating income was Euro 1,001 million, while net cash flow reached Euro 1,161 million, both figures much higher than in the fourth quarter last year, although lower than in first quarter 2003, for the reasons explained above.

Repsol YPF´s oil and gas production showed ongoing strong growth in the quarter, reaching 1,124,900 boepd, 12.2% higher year-on-year, with the emphasis on gas production – rising 28% - as a result of increased production in Argentina, Trinidad & Tobago and Bolivia.

Compared to first quarter 2003, the Company’s first quarter 2004 results were achieved in an international context in which the dollar was weaker against the euro; crude oil prices in dollars were similar (with Brent trading at $32.0 per barrel), but 13% lower in euros; a sharp drop in refining margins (16.5% in dollars and 28.1% in euros), which were particularly high in first quarter 2003 because of the war in Iraq; and narrower margins on derivative chemicals that were partially offset by improved margins on base chemicals.

Financial expenses cut 31%

Repsol YPF´s net financial debt at the end of first quarter 2004 was Euro 5,316 million, showing a slight rise of Euro 269 million with respect to the year-end 2003 figure.  This rise includes the purely accounting effect of the revaluation of the dollar since 31 December and change in the company’s scope of consolidation. Not including both these accounting effects, net debt would have been reduced by Euro 167 million in this quarter.

The underlying free cash flow this quarter was much higher than this figure, at Euro 479 million, considering the extraordinary expenditures in the quarter, including the acquisition of an additional 3.7% stake in Gas Natural SDG for Euro 320 million.

The debt ratio remained practically stable, moving from 21.9% at the close of 2003 to 22.3% at the end of March 2004.  Repsol YPF’s debt cost continued to decline thanks to the drop in the Company’s average debt and the lower debt cost.  Financial expenses at Euro 61 million were 30.7% less than the same period a year ago.

Two bond issues, totalling Euro 1,536 million were amortised in first quarter 2004. The current Euro 3,651 million level of cash and cash equivalent reflects the company’s conservative financial policy and is more than sufficient to cover the debt maturities scheduled for the next twelve months.

Investments this quarter were Euro 871 million compared to Euro 1,410 million in the same quarter a year earlier, which included the cost of acquiring an additional 20%  stake in the Trinidad & Tobago reserves.  Excluding this impact, the amount is significantly higher than in the first quarter 2003, mainly because of increased expenditure in the Gas & Power area (purchase of Gas Natural SDG shares) and in Refining & Marketing.  Divestments in this quarter were Euro 49 million, and included the sale of part of the stake held by Gas Natural SDG in Enagas.

Exploration & Production:  oil and gas production rose 12% and gas production 28% higher

Exploration & Production operating income was Euro 640 million this quarter, down 4.5% from first quarter 2003.  This drop was mainly due to a 16.5% year-on-year depreciation of the dollar against the euro.  This impact, however, was offset by a rise in oil and gas production and liquefied natural gas (LNG) sales from the trains in Trinidad & Tobago, sold at high realisation prices.

Total oil and gas production in the first quarter reached 1,124,900 boepd, 12.2% more than the 1,002,700 boepd registered in the same quarter the year before.

Oil and liquids production in the quarter was up 0.7% year-on-year, at 579,700 boepd, while gas production reached 545,200 boepd, 27.6% higher than in the first quarter 2003.  This increase in gas production came mainly from Argentina, Trinidad & Tobago and Bolivia.  Production in Argentina rose 30.8% year-on-year to 322,000 boepd, and was used entirely to supply the Argentine market where overall demand increased 26%.  In Trinidad & Tobago, production in the quarter rose 27.2% to 92,000 boepd.

Production in Bolivia was 62,600 boepd, with this 47.6% increase earmarked to meet larger gas exports to Brazil.

With respect to the real prices obtained, these were affected by the euro/dollar exchange rate and by the wider spread between heavy and light crude oil types during the first months of this year.  Even so, Repsol YPF´s liquids realisation price averaged $28.5 (Euro 22.8) per barrel in the first quarter 2004 versus $28.3 (Euro 26.4) per barrel a year earlier, and $25.6 (Euro 21.5) per barrel in fourth quarter 2003.

The average price of gas was $1.20 (Euro o.96) per thousand cubic feet, showing a 15.4% year-on-year rise in dollars.  This price increase mainly came from the higher average price of gas in dollars in Argentina (+11.4%) and increased gas sales in Trinidad & Tobago, with the third LNG train in operation, which were realised at higher prices than the Company average.

First quarter investments in the E&P area totalled Euro 280 million, down from the same period in 2003, and which included the payment of a buy option for the additional 20% of the reserves in Trinidad & Tobago. Investments in development represented 70% of total expenditure (not including acquisition of reserves) and were realised mainly in Argentina (66%), Trinidad & Tobago (11%), Libya (5%) and Bolivia (5%).

Refining & Marketing:  investments rise 37% and sales 3.6%

Operating income in Refining & Marketing was Euro 302 million, 33.6% higher than in fourth quarter 2003 and 15.4% less year-on-year.  This performance reflects the weakness of the dollar against the euro, lower international refining margins, and narrower marketing margins in Argentina.

The Company’s refining margin indicator was $3.54 (Euro 2.84) per barrel versus $4.24 (Euro 3.95) per barrel in the first quarter 2003.  The distillation level was similar year-on-year, with the Puertollano Industrial Complex working at full capacity since January of this year.

Total sales of oil products this quarter reached 13.17 million tons, up 3.6% year-on-year.  In Spain, sales rose 5.4% to 8 million tons, and in Argentina were 3.1 million tons , down 2.9% as a result of the shutdown at the La Plata Complex in February.  At 2.2 million tons, sales in other countries rose 7.2%.

Margins on gasoline and gas oil sold at service stations in Spain were similar to those for the first quarter 2003, while in Argentina marketing margins were lower within the context of the Price Stability Pact.

LPG sales in Spain were 4.6% down on the same quarter a year earlier because of very warm weather in January and February of this year, an increase in the market share held by other operators, and the development of other energies, especially natural gas. LPG sales in Latin America grew 4.0% with respect to first quarter 2003, thanks to good performance in Peru and Ecuador.  Also noteworthy, the distribution of bulk LPG began in Brazil this quarter.

Investments in Refining & Marketing were Euro 130 million, 36.8% more than in the same period a year earlier.  Expenditure was mainly allotted to current refining projects, including a mild Hydrocracker in Puertollano, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru, revamping of the Refap refinery in Brazil, and the development of piped LPG in community dwellings and municipalities.

Chemicals: sales momentum remains strong

In Chemicals, first quarter operating income was Euro 37 million versus Euro 51 million in the same quarter a year earlier.  Poorer performance year-on-year was mainly the result of narrower international margins on derivative chemicals in Europe, with a pronounced narrowing of margins on styrene, propylene oxide derivatives, and acrylonitrile.  By contrast, base petrochemical margins improved (although not sufficiently to offset the foregoing effect), thanks to stable feedstock prices.

Total petrochemical sales in first quarter 2004 were 953 kt, similar to those in the same period a year ago.

First quarter 2004 investments, at Euro 17 million, were 34.6% down year-on-year, with most of this amount allocated to current projects and the upgrading of existing units.

Gas & Power: Profit jumps 24% while sales rise 18%.

Gas & Power operating income in the first quarter 2004 rose 23.8% year-on-year, to Euro 78 million.  This growth mainly reflects the impact of Repsol YPF’s higher stake in Gas Natural SDG (in this quarter, income/expense from Gas Natural SDG consolidated at 29.347%, compared to 24.042% in the same period 2003).

Gas sales in the first quarter were 8.91 Bcm, 18.1% higher than in the first quarter of 2003, owing to an increase in natural gas trading activity by Gas Natural SDG and sales growth in Latin America and Spain.

In Spain, total sales in this quarter rose 5.0% to 5.29 Bcm, boosted mainly by a rise in sales to the industrial sector driven by economic growth; to the thermal power station sector to feed combined cycle operations; and to the residential-commercial sector because of additions to the number of customers supplied.  The number of clients in Spain increased by 320,000 in the last twelve months, reaching 4.6 million.

First quarter investment in Gas & Power was Euro 428 million, considerably higher than in first quarter 2003, spent mainly on acquiring an additional stake in Gas Natural SDG to reach a total shareholding of 30.847% at 31 March 2004.

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

	QUARTERLY FIGURES			% VARIATION
	1Q03	4Q03	1Q04	1Q04/ 1Q03	1Q04 /4Q03
Operating revenues	9,763	9,415	9,490	-2.8	0.8
Operating income	1,129	852	1,001	-11.3	17.5
Financial results	-88	-105	-61	-30.7	-41.9
Income from unconsolidated affiliates	46	47	23	-50.0	-51.1
Goodwill amortization	-45	-42	-42	-6.7	0
Extraordinary items	26	-74	5	-80.8
Income before taxes and minorities	1,068	678	926	-13.3	36.6
Taxes	-342	-216	-352	2.9	63.0
Income after taxes and before minorities	726	462	574	-20.9	24.2
Minority interests	-54	-50	-54	0	8.0
Net Income	672	412	520	-22.6	26.2
Adjusted net income (*)	772	616	649	-15.9	5.4
Net Cash-flow after taxes	1,257	935	1,161	-7.6	24.2

(*)Adjusted net income: net income, before extraordinary and non-recurring items, and goodwill amortization.

BREAKDOWN OF REPSOL YPF OPERATING INCOME BY BUSINESS
AREAS

(Million euros)

(Unaudited figures)

	QUARTERLY FIGURES			% VARIATION
	1Q03	4Q03	1Q04	1Q04/ 1Q03	1Q04/ 4Q03
Exploration & Production	670	526	640	-4.5	21.7
Refining & Marketing	357	226	302	-15.4	33.6
Chemicals	51	34	37	-27.4	8.8
Gas & Power	63	61	78	23.8	27.9
Corporate and others	-12	5	-56	366.7	-1,220.0
TOTAL	1,129	852	1,001	-11.3	17.5

OPERATING HIGHLIGHTS

	QUARTERLY FIGURES
	1Q03	4Q03	1Q04
Oil and gas production (Thousand boepd)	1,002.7	1,138.6	1,124.9
Oil product sales (Thousand tons)	12,711	13,633	13,170
Petrochemical product sales (Thousand tons)	969	1,002	953
Natural gas sales Thousand million cubic metres (Bcm)	7.54	8.29	8.91
LPG sales (Thousand tons)	958	818	938

COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

	DECEMBER 2003	MARCH 2004
Net fixed assets	25,531	26,993
Long term financial assets	498	449
Cash and current investments	5,278	3,202
Other current assets	6,726	6,824
TOTAL ASSETS	38,033	37,468
Shareholders’ equity	13,632	14,177
Provisions	1,454	1,473
Minority interests	4,054	4,099
Non interest bearing liabilities	2,254	2,613
Long term financial debt	6,454	6,760
Short term financial debt	4,369	2,207
Other current liabilities	5,816	6,139
TOTAL EQUITY AND LIABILITIES	38,033	37,468

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	May 13, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer